Filed pursuant to Rule 433
July 30, 2024

Relating to
Preliminary Prospectus Supplement dated July 30, 2024 to
Prospectus dated December 20, 2023
Registration Statement No. 333-276160

Tyco Electronics Group S.A.

$350,000,000 4.625% Senior Notes due 2030

Fully and Unconditionally Guaranteed by

TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$350,000,000 aggregate principal amount of 4.625% senior notes due 2030 (the “Notes”)

Maturity Date:	February 1, 2030

Coupon:	4.625% per annum

Price to Public:	99.459% of face amount

Yield to Maturity:	4.738%

Spread to Benchmark Treasury:	70 basis points

Benchmark Treasury:	UST 4.000% due 2029

Benchmark Treasury Price/Yield:	99-26+ / 4.038%

Interest Payment Dates:	February 1 and August 1, commencing on February 1, 2025

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time prior to January 1, 2030 (1 month prior to the maturity date of the notes) at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to Treasury Rate plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, the Issuer may redeem the notes, in whole or in part, at its option at any time on or after January 1, 2030 (1 month prior to the maturity date of the notes) at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The Issuer may also redeem all, but not less than all, of the notes in the event of certain tax changes affecting the notes.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	July 30, 2024

Settlement Date:	August 2, 2024 (T+3)*

CUSIP:	902133 BA4

ISIN:	US902133BA46

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	Academy Securities, Inc. Commerz Markets LLC Loop Capital Markets LLC Standard Chartered Bank WauBank Securities LLC Intesa Sanpaolo IMI Securities Corp.

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one New York business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the third business day following the Trade Date (“T+3”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or Goldman Sachs & Co. LLC collect at 1-866-471-2526.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA.

No UK PRIIPs KID – No UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the United Kingdom.